Exhibit 99.1
PLEXUS CORP.
NON-GAAP SUUPLEMENTAL INFORMATION
(in thousands, except per share data)
(unaudited)

Return on Invested Capital ("ROIC") and Economic Return Calculations

Three Months Ended	Twelve Months Ended	Three Months Ended
January 3, 2015	September 27, 2014	December 28, 2013
Operating income	$28,783	$100,607	$21,761
Restructuring charges	1,691	11,280	3,605
Adjusted operating income	$30,474	$111,887	$25,366
x	4	x	1	x	4
Annualized operating income	121,896	111,887	101,464
Tax rate	x	10%	x	9%	x	9%
Tax impact	12,190	10,070	9,132
Operating income (tax effected)	$109,706	$101,817	$92,332

Average invested capital	$759,676	$669,659	$638,697

ROIC	14.4%	15.2%	14.5%
Weighted average cost of capital ("WACC")	11.0%	11.0%	11.0%
Economic return	3.4%	4.2%	3.5%

	January 3,	September 27,
	2015	2014
Equity	$792,298	$781,133
Plus:
Debt—current	4,793	4,368
Debt—non-current	260,990	262,046
Less:
Cash and cash equivalents	(239,685)	(346,591)
	$818,396	$700,956

First quarter fiscal 2015 average invested capital (January 3, 2015 and September 27, 2014) was $759,676.

	September 27,	June 28,	March 29,	December 28,	September 28,
	2014	2014	2014	2013	2013
Equity	$781,133	$760,184	$736,493	$722,021	$699,301
Plus:
Debt—current	4,368	4,232	3,901	3,796	3,574
Debt—non-current	262,046	263,056	256,090	256,949	257,773
Less:
Cash and cash equivalents	(346,591)	(330,314)	(323,695)	(324,156)	(341,865)
	$700,956	$697,158	$672,789	$658,610	$618,783

Fiscal 2014 average invested capital (September 27, 2014, June 28, 2014, March 29, 2014, December 28, 2013 and September 28, 2013) was $669,659. First quarter fiscal 2013 average invested capital (December 28, 2013 and September 28, 2013) was $638,697.